

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2012

<u>Via E-mail</u>
Frederick M. Pevow
Chief Executive Officer
Gateway Energy Corporation
1415 Louisiana Street, Suite 4100
Houston, TX 77002

> **Re:** **Gateway Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Response dated October 16, 2012**
> **File No. 000-06404**

Dear Mr. Pevow:

We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Notes to Consolidated Financial Statements</u>

<u>(7) Income Taxes</u>

1. We note your response to prior comment 2. We remain unclear how the positive evidence you provided outweighs the cumulative loss in recent years which is a significant piece of objective, negative evidence that is difficult to overcome. We note from your results of operations for the six months ended June 30, 2012, that revenues continue to decrease. We note the disclosure within Management's Discussion and Analysis indicates that there are no assurances that transportation revenues will not continue to decrease or even contribute to revenue. We also note your recent disclosure within the Form 8-K filed October 16, 2012 that you are not in compliance with loan covenants. These losses in early future periods along with the unsettled circumstances related to your transportation revenues and loan covenants are further negative evidence

that may suggest the need for a valuation allowance against your deferred tax assets. If you continue to believe there is adequate positive evidence that outweighs the negative objective evidence please provide us in further detail the nature of this evidence, including your detailed five-year projection of taxable income with your appropriate assumptions along with their basis behind the projections. And support your conclusion by explaining to us how you considered the guidance in FASB ASC 740-10-30-21 through 30-23. Otherwise please revise to include a valuation allowance.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comments.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief